Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Nine Months Ended
	September 30

	2005	2004
	(In Millions)
Earnings(loss):

Loss before income taxes & adjustments for minority
interest and equity earnings/(losses) in affiliates	$(4,274)	$(978)

Add(deduct):
Fixed charges, from below	571	465
Distributed earnings of affiliates	-	1
Amortization of capitalized interest	11	12
Interest capitalized	4	(1)
Preferred stock dividend requirements	(7)	(7)

Loss as adjusted	$(3,695)	$ (508)

Fixed charges:

Interest expense, including capitalized amounts and
amortization of debt costs	$ 353	$ 336
Preferred stock dividend requirements	7	7
Portion of rental expense representative
of the interest factor	211	122

Fixed charges	$ 571	$ 465

Ratio of earnings to fixed charges	(a)	(a)

(a) Earnings were inadequate to cover fixed charges and preferred stock dividend requirements by $4.3 billion in 2005 and $973 million in 2004.